

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Mr. Ryan Bignucolo
President
Joshua Gold Resources Inc.
(f/k/a Bio-Carbon Systems International Inc.)
72 Birch Street East
Chapleau, Ontario, Canada
P0M 1K0

> **Re:** **Joshua Gold Resources Inc., formerly known as Bio-Carbon Systems International Inc.**
>
> **Form 10**
> **Filed October 28, 2009**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 6, 2010**
>
> **Amendment No. 1 to Form 8-K**
> **Filed November 18, 2010**
>
> **Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed November 18, 2010**
>
> **Form 8-K**
> **Filed December 23, 2010**
>
> **Schedule 14C**
> **Filed January 10, 2011**
>
> **File No. 0-53809**

Dear Mr. Bignucolo:

We have reviewed your filings and your letter dated November 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment 2 from our letter dated September 15, 2010
        and reissue the comment in part. Please be sure to file the executed versions of any
        agreements or other exhibits. For example, we note the agreements filed with the
        Amenment No. 1 to Form 8-K, filed November 18, 2010 and Form 8-K filed December
        23, 2010 were not executed versions and lack the date the agreements were executed and
        in indication that the agreement was signed.

Form 10-K for the Fiscal Year Ended December 31, 2009

Directors, Executive Officers, Promoters and Control Persons…

2.   We note your response to our prior comment 14 from our comment letter dated
        November 24, 2009, which was reissued as prior comment 4 from our letter dated
        September 15, 2010 and reissue the comment. Please amend your Form 10-K to indicate
        any directorships held by Mr. Amersey in any company with a class of securities
        registered pursuant to section 12 of the Exchange Act or subject to the requirements of
        section 15(d) of such Act or any company registered as an investment company under the
        Investment Company Act of 1940. See Item 401(e)(2) of Regulation S-K. In particular,
        we note the involvement of Mr. Amersey in the public company, TNT Designs Inc, Bay
        City Transfer Agency & Registrar Inc., and Trim Holding Group.

3.   Further, based on your response to our prior comment 15 from our comment letter dated
        November 24, 2009, you confirmed that Amersey Investment Holdings, LLC is not an
        SEC registered investment advisor. We reissue prior comment 4 from our letter dated
        September 15, 2010. Please amend your 10-K to remove the statement that Amersey
        Investment Holdings, LLC is a SEC registered investment advisor.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Disclosure Controls and Procedures

4.   We note your response to our prior comments 17, 18, and 19 from our letter dated
        September 15, 2010 and the changes to your Form 10-Q for the Fiscal Quarter Ended
        June 30, 2010. We reissue the comments that follow for your Form 10-Q for the Fiscal
        Quarter Ended September 30, 2010 and future filings.

5.   We note your statements that "[i]n designing and evaluating the disclosure controls and
        procedures, management recognizes that any controls and procedures, no matter how
        well designed and operated, can provide only reasonable assurance of achieving the
        desired control objectives, and management necessarily is required to apply its judgment
        in evaluating the cost-benefit relationship of possible controls and procedures." Please
        revise to state clearly, if true, that your principal executive officer and principal financial

officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

6.   We note your disclosure regarding your internal control over financial reporting, in particular your statement that, "management has no reason to believe that the internal controls in place at [prior to the company's change of control] were insufficient." We note further, your disclosure in your 10-K for the Fiscal Year Ended December 31, 2009 that your internal control over financial reporting was ineffective and that no reported changes to your internal control over financial reporting has been made. Please explain how management was able to conclude that your disclosure controls and procedures were effective as of the end of your fiscal quarter when it appears that your internal control over financial reporting has been ineffective. In the alternative, provide a supplemental response indicating the point at which your internal control over financial reporting became effective or how your disclosure controls and procedures were effective even though your internal control over financial reporting was not. We may have further comments.

7.   Further, we note that your management concluded that your disclosure controls and procedures were effective, but limited your conclusion that the effectiveness "consider[s] the level and nature of the Company's operations and the number and types of transactions concluded by the Company." Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010 and Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Recent Sales of Unregistered Securities

8.   We note your response to our prior comment 12 from our letter dated September 15, 2010. Please revise to include the name of the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Directors and Executive Officers

9.   Further, please provide disclosure required pursuant to Item 401(e) of Regulation S-K that "briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure."

Form 8-K, filed December 23, 2010

General

10.   We note your entry into an acquisition agreement for the purchase of mineral rights on property in the Northwestern Territories. Please revise to include disclosure required pursuant to Item 2.01 of Form 8-K, including Form 10 disclosure. In the alternative, indicate why Item 2.01 of Form 8-K would not apply.

Departure of Directors or Certain Officers; Election of Directors…, page 5

11.   Provide additional detail in your background sketches so that there are neither gaps nor ambiguities with regard to time for the past five years, nor with regard to any additional positions held during the period. For example, for Mr. Benedetto Fuschino, we note a gap for the period from 1995 to June 1, 2010. In addition, disclose the percentage of professional time that each executive officer and director will devote to your business. Please address the portion of the gap to address at least the past five years.

12.   Further, please provide disclosure required pursuant to Item 401(e) of Regulation S-K that "briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure."

Schedule 14C, filed January 10, 2011

13.   We note that holders of approximately 58% of the outstanding shares entitled to vote approved the Company's name change. We further note that your officers and directors hold approximately 41.5% of the Company's voting securities. Please tell us the names of the holders of the other 16.5% of your voting securities and how their consent was solicited.

14.   Please note that all outstanding comments relating to your filings will need to be resolved prior to your filing of a definitive information circular on Schedule 14C.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Denis Frawley
        (416) 594-9690